UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                             Zoom Technologies, Inc.

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   98976E 10 3
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98976E 10 3
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1)     Names of Reporting Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)

       Peter Robin Kramer
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2)     Check the Appropriate Box if a Member of a Group                 (a) |_|
       (See Instructions)                                               (b) |_|

       N/A
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3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Citizenship or Place of Organization

       USA
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     Number of Shares       5)     Sole Voting Power                   705,978
     Beneficially           ----------------------------------------------------
     Owned by Each          6)     Shared Voting Power                 0 Shares
     Reporting              ----------------------------------------------------
     Person With            7)     Sole Dispositive Power              705,978
                            ----------------------------------------------------
                            8)     Shared Dispositive Power            0 Shares

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9)     Aggregate Amount Beneficially Owned by Each Reporting Person

       705,978
--------------------------------------------------------------------------------
10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See  Instructions)                                                 |_|

        N/A
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11)     Percent of Class Represented by Amount in Item 9

        7.5%
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12)     Type of Reporting Person (See  Instructions)

        IN
--------------------------------------------------------------------------------

ITEM 1.

(A)   NAME OF ISSUER Zoom Technologies, Inc.

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE 207 South Street, Boston, MA 02111

ITEM 2.

(A)   NAME OF PERSONS FILING Peter Robin Kramer

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE 207 South Street, Boston, MA 02111

(C)   CITIZENSHIP USA

(D)   TITLE OF CLASS OF SECURITIES Common Stock, $0.01 par value

(E)   CUSIP NUMBER 98976E 10 3

ITEM 3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:      705,978

     (b) Percent of class: 7.5%

     (c) Number of shares as to which the person has:

     (i)  Sole  power  to  vote  or  to direct the vote:           705,978

     (ii) Shared  power  to  vote or to direct the vote:           0 Shares

     (iii) Sole power to dispose or to direct the disposition of:  705,978

     (iv) Shared power to dispose or to direct the disposition of: 0 Shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
            N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
            N/A

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 6, 2006


                                   By: /s/  Peter R. Kramer
                                       -------------------------------
                                       Name:  Peter R. Kramer
                                       Title: Executive Vice President